UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMimetic Therapeutics, Inc.

File No. 000-51934 - CF# 26493

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BioMimetic Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2011, as amended with fewer redactions by a Form 10-K/A filed on April 13, 2011.

Based on representations by BioMimetic Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.62	through December 31, 2014
Exhibit 10.66	through December 31, 2014
Exhibit 10.67	through July 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel